MORGAN LEWIS


August 1, 2016


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), a preliminary copy of the shareholder letter, notice, proxy statement and proxy cards for the Special Meeting of Shareholders (the "Special Meeting") of the Rice Hall James Small Cap Portfolio, Rice Hall James Micro Cap Portfolio and Rice Hall James SMID Cap Portfolio (each, a "Fund" and together, the "Funds"), each a series of the Trust, scheduled to be held on Monday, September 26, 2016.

The Special Meeting is being called for the purpose of approving a new investment advisory agreement between the Trust, on behalf of the Funds, and Rice Hall James & Associates, LLC ("RHJ"), in connection with a transaction that may be deemed to result in a change of control of RHJ under the 1940 Act.

Please contact the undersigned at 1.215.963.5620 with your questions or comments.


Very truly yours,

/s/ Leon Salkin
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Leon Salkin


















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